Exhibit 1

FOR IMMEDIATE RELEASE	2 June 2011

WPP

ANNUAL GENERAL MEETING TRADING UPDATE

FOR FIRST FOUR MONTHS OF 2011

REPORTABLE REVENUES IN STERLING UP OVER 6%

REPORTABLE REVENUE IN DOLLARS UP OVER 10% AND IN EUROS

UP 9%

CONSTANT CURRENCY REVENUES UP ALMOST 8%, GROSS MARGIN

UP WELL OVER 8%

LIKE-FOR-LIKE REVENUES UP OVER 6%, GROSS MARGIN UP ALMOST

7%

IN FIRST FOUR MONTHS REVENUES, PROFITS AND OPERATING

MARGIN IN LINE WITH BUDGET AND QUARTER ONE REVISED

FORECAST AND WELL AHEAD OF LAST YEAR

AVERAGE NET DEBT DOWN £590 MILLION TO £2.338 BILLION IN FIRST

FOUR MONTHS REFLECTING STRONG CASH FLOW

The following statement was made by the Chairman at the Company’s 39th Annual General Meeting held in Dublin at noon today:

“First, a few comments on current trading over the first four months of this year.

On a reportable basis, worldwide revenues were up 6.2%. In constant currencies, revenues were up 7.8%, principally reflecting the strength of the pound sterling against the US dollar and Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 6.2%, with gross margin - a more accurate reflection of top-line growth and of the impact on profitability - on the same basis, up even more strongly at 6.9%. As outlined in the First Quarter Trading Update, revenues in the first four months of 2011 have continued to grow strongly post-Lehman, following the stabilisation in quarter one of last year and the sequential improvement in like-for-like growth in quarters two, three and four of 2010.

The United States has continued to show remarkably strong growth, with year to date revenues on a constant currency basis up almost 8%. The United Kingdom, despite the economic pressures, grew at over 7%, with Continental

Europe up over 3%, although Central and Eastern Continental Europe showed revenue growth for the first four months of over 8%. Western Continental Europe remains difficult, but revenues grew by almost 4% in April, with relatively stronger growth in Germany, the Netherlands, Spain, Denmark, Norway, Austria and Turkey. However, the world continues to move at very different speeds, with revenues in the BRICs countries up over 17% in the first four months, and the Next 11 up almost 14%, showing the strongest growth, followed by the United States and the United Kingdom. In Western Continental Europe, France, Spain and Belgium remain the most challenging, with Japan the only market in Asia not showing growth, which is likely to continue for much of the balance of this year, for the obvious tragic reasons. The political difficulties in the Middle East appear to be having a continuing impact as in the first quarter, with year to date revenues on a constant currency basis flat with last year. Latin America continued the strong growth seen in the first quarter with year to date revenues up 10% on a constant currency basis, but 16% like-for-like, following the disposal of a call centre business in Argentina in September 2010. Asia Pacific was up almost 12% in the first four months on a constant currency basis and up well over 13% excluding Japan. Greater China and India continue to dominate the region with incremental revenue from these two countries accounting for almost 65% of the revenue growth in Asia, up 19% year-to-date on a combined basis.

By communications services sector, advertising and media investment management continued the strong growth seen in the first quarter, with constant currency revenues up well over 12% in the first four months, followed by branding and identity, healthcare and specialist communications (including direct, digital and interactive) up well over 7%. The Group’s public relations and public affairs businesses were up 5% in the first four months, on constant currency basis. Consumer insight revenues were up just under 3% in the first four months, with gross margin up over 3%, a slight reduction on the first quarter, with slower performance in the United States, the United Kingdom and Japan.

In the first four months, revenues, profits and operating margins were in line with budget and the quarter one revised forecast and well ahead of last year. Although severance costs in the first four months of 2011 continue to be below the same period last year, this reduction was more than offset by the increase in performance based incentive pools, which as a result of improved profitability in the first four months are at an even higher level of pre-bonus operating profit compared with the first four months of 2010. This is very helpful and important in the context of maintaining competitive levels of total remuneration particularly in comparison with our American and French based competition.

Our first quarter revised forecasts show that, on a like-for-like basis, revenues in the balance of the year will grow faster than budgeted, with full year like-for-like revenue growth of over 6%. This improvement compared with budget, is, as anticipated, largely in the faster growing markets of Asia Pacific, Latin America, Africa and Central and Eastern Europe, together with stronger growth in the United Kingdom across all of the Group’s businesses, counterbalancing a slight reduction in the rate of growth of the United States. Our operating companies continue to be more positive about 2011, and the increase in selective hiring and talent investment, particularly in the faster growing markets, originally executed in the second half of 2010, has continued into the first four months of 2011.

For the remainder of 2011, the focus will continue to be on ensuring that our operating companies balance revenue and headcount growth, while at the same time capitalising on the various client and market opportunities that continue to arise and investing in both existing and new talent, where necessary.

2012 will see the maxi-quadrennial impacts of the London 2012 Olympic and Paralympic Games, the Eastern European-based UEFA EURO 2012 Football Championships and United States Presidential elections (where media spending may reach $4 billion), all of which may add 1-2% to worldwide levels of advertising and marketing spending, whatever they are.

There appear to be five chief areas of concern about current economic conditions – firstly, fears about the state of certain Western European economies such as Ireland, Greece, Portugal and Spain and further Euro-contagion. Secondly, concern about the failure of the United States Administration to address fiscal deficit reduction. Thirdly, the impact of the rise in commodity prices on corporate profitability, particularly amongst package-goods or fast-moving consumer goods companies. Fourthly, the economic and supply-chain impact of the dreadful human tragedy in Japan and, fifthly, the economic and political impact of the uprisings in North Africa and the Middle-East. Despite all these, we continue to be cautiously optimistic about the prospects for the remainder of 2011 and, indeed for 2012, although 2013 may be challenging, as a re-elected or new United States President has to finally wrestle with the colossal fiscal deficit, post-election.

Average net debt for the first four months of this year was £2.338 billion, compared to £2.928 billion in 2010, at 2011 exchange rates, a reduction of £590 million and a slight improvement over the first quarter of 2011. Currently, free cash flow amounts to approximately £1.2 billion, or over $1.9 billion in the last twelve months, bringing the net debt to EBITDA ratio down to approximately two times, the target set at the time of the acquisition of TNS plc in 2008, almost one year ahead of schedule. As has already been signalled, capital expenditure continues around the depreciation level, or a little more, given the demands of changing technologies. Mergers and acquisitions continue to be of small and medium sized companies focused on new markets, new media and consumer insight, although not limited to £100 million per annum and more likely now to be at least £200 million or more per annum (reflecting acquisitions such as Commarco GmbH in Germany, which received regulatory approval on 11 May 2011). We will continue to seize appropriate opportunities in line with our strategy.

In the first four months of 2011, the Group made a number of small to medium sized acquisitions or increased equity interests in advertising and media investment management in the United States, the Netherlands, Bahrain, South Africa, China and Korea; in consumer insight in Ireland, Germany, Lithuania and Kenya; in public relations in the United Kingdom; in direct, digital and interactive in the United States, China and Singapore and in specialist communications in the United States.

The dividend payout ratio will be increased over time to approximately 40% from the current rate of approximately 33%, indicating an enhanced dividend growth rate. Share buy-backs will continue to absorb any share dilution from issues of options or restricted stock, although the Company does have considerable free cash flow to take advantage of anomalies in market values. During the first four months of 2011, 7.8 million shares, or 0.6% of the issued share capital, were purchased at a cost of £64 million and an average price of £8.12 per share.

Professionally, the parent company’s objectives continue to be to encourage greater co-ordination and co-operation between Group companies, where this will benefit our clients and our people, and to improve our creative product. As both multi-national and national clients seek to expand geographically, while at the same time seeking greater efficiencies, the Group is uniquely placed to deliver added value to clients with its coherent spread of functional and geographic activities.

To these ends we continue to develop our parent company talents in five areas: in human resources, with innovative recruitment programmes, training and career development, and incentive planning; in property, which includes radical re-design of the space we use to improve communication, as well as the utilisation of surplus property; in procurement, to ensure we are using the Group’s considerable buying power to the benefit of our clients; in information technology, to ensure that the rapid improvements in technology and capacity are deployed as quickly and effectively as possible; and finally in practice development, where cross-brand or cross-tribe approaches are being developed in a number of product or service areas: media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retail, entertainment and media, financial services, and hi-tech and telecommunications.

In addition, we seek to continue to improve our creative product in as broadly defined a sense as possible, by recruiting, developing and retaining excellent talent, acquiring outstanding creative businesses and recognising and celebrating creative success. In this connection, we were pleased to see further progress at last year’s annual advertising and marketing services festival at Cannes, where the Group amassed the second largest points tally for the second year in a row and narrowed the gap to first place. Our objective is to achieve first place this year.

Defying the doomsters

For as long as we can remember, there have been commentators – and sometimes thoughtful and authoritative commentators – who have believed, and claimed, that much of the expenditure on marketing communications is prompted by vanity rather than the legitimate pursuit of profit.

We have been told that marketing was history and that brands were dead.

If ever such an analysis was going to be tested and found to be true, it would have been over the last few years. Even in good times, our client companies don’t spend money on research and marketing without sound reason. When times are more difficult, every last item of expenditure is examined and tested and expected to justify its existence by contributing to the maintenance of commercial health.

So I am very happy indeed to report that, however painful in part these last few years have been, they have delivered a powerful vindication of the value of the services our sector provides.

It was not, of course, just the simple if difficult decision to maintain marketing expenditures. What tough times demand is not just effort in quantity but an obsessive concern for quality. This company’s continuous pursuit of creative excellence, to which I have already referred, is not an end in itself; it is driven by the demonstrable fact that good ideas – the managed application of the imagination – make our clients’ money go further. Inventiveness has a huge value.

And that, of course, is achieved not by corporate dictat – but by the brains and imaginations of the many thousands of individuals, throughout the group and in all disciplines and divisions, who have applied their talents to their clients’ objectives. If we have had a good year in 2010 – and we have – we need look no further for the reason. And it is for that same reason that we can look to the future with some confidence.

On behalf of the board and all our shareowners, let me end this statement by recording our gratitude to our remarkable people.

For further information, please contact:

Sir Martin Sorrell	}
Paul Richardson	}	44 (0) 20 7408 2204
Feona McEwan	}

Fran Butera		(1) 212 632 2235

www.wpp.com

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company’s independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.